UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

     This certificate is filed by KeySpan Energy Canada Partnership (the "Company"), a subsidiary of KeySpan Corporation, which is a registered holding company.

     This certificate is notice that the above named Company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities.

     Debenture (the "Debenture"), issued as security in connection with loans, as hereinafter described, made available by certain financial institutions to the Company.

2.   Issue, renewal or guaranty.

         Issue

3.   Principal amount of each security.

         $350,000,000 (Canadian dollars)

4.   Rate of interest per annum of each security.

         Floating interest rate equal to Prime Rate plus 3%.[1]

5.   Date of issue, renewal or guaranty of each security.

         May 30, 2003

6.   If renewal of security, give date of original issue.

         Not applicable.

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1    Prime Rate is defined as the  greater on any day of: (a) the annual rate of interest announced from time to time by the Royal Bank of Canada as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated commercial loans made by the Royal Bank of Canada in Canada; and (b) a rate of interest per 365 day period equal to the sum of the One Month Bankers' Acceptances Rate plus 1%.

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7.   Date of maturity of each security.

     Currently, the Debenture will expire upon satisfaction of the obligations contained in a revolving term loan agreement (the "Revolving Term Loan Agreement") under which the Debenture was issued and a separate revolving demand facility (the "Demand Facility"). The rights and remedies under the Debenture are enforceable in accordance with the Revolving Term Loan Agreement and the Demand Facility, generally being upon the breach of certain covenants, representations or warranties provided for therein, and only as to the amounts owing thereunder. The credit facilities made available under the Revolving Term Loan Agreement are comprised of three tranches as follows: (i) a one year senior revolving credit facility, extendible for one year periods; (ii) a two year senior revolving credit facility; extendible for one year periods; and (iii) a 180 day senior non-revolving bridge credit facility. Borrowings under the Demand Facility are due upon demand.

8.   Name of the person to whom each security was issued, renewed or guaranteed.

     The Royal Bank of Canada as agent for itself and as agent for the National Bank of Canada, Alberta Treasury Branches, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, and The Toronto-Dominion Bank.

9.   Collateral given with each security, if any.

     The Company has pledged all its property, real and otherwise, including but not limited to its ownership of all the issued and outstanding capital stock of KeySpan Energy Canada Inc.

10.  Consideration received for each security.

     Revolving line of credit in the aggregate principal amount of $100,000,000 (Canadian dollars) plus $50,000,000 (US dollars), together with a demand-operating loan in the principal amount of $10,000,000 (Canadian dollars).

11.  Application of proceeds of each security.

     The issuance of the Debenture securities will be used by the Company to finance its existing business. Specifically, the issuance will be used (i) to consolidate and pay down certain indebtedness of the Company; and (ii) for general corporate purposes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

     a. the provisions contained in the first sentence of Section 6(b). ( )

     b. the provisions contained in the fourth sentence of Section 6(b). ( )

     c. the provisions contained in any rule of the Commission other than Rule 48. (X)

13. If the security or securities are exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

         Not applicable.


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

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

         Not applicable

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52(b)



                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                                KeySpan Corporation

                                          By:    /s/John J. Bishar
                                                 -----------------
                                          Name:  John J. Bishar, Jr.
                                          Title: Senior Vice President and
                                                 General Counsel




DATE:  June 9, 2003







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